Exhibit 99.1

Anghami Files 2023 Annual Report and Announces 2024 Q1 Results, Highlighting 18% Growth in Subscribers and Significant Margin Improvement

April 30, 2024, Abu Dhabi, United Arab Emirates (UAE) – Anghami Inc. (NASDAQ: ANGH), the leading streaming platform for music and entertainment in the Middle East and North Africa region, filed today its annual report under Form 20-F for the fiscal year ending December 31, 2023 and announced unaudited preliminary results for Q1 2024, ending March 31, 2024.

Comparing Q1 2024 to Q1 2023:

●	Premium Subscribers grew 18% reaching 1.87 million
●	Total Revenues grew by 8%
●	Gross Margin improved from 20% to 26%

Premium Subscriber Growth and Improved Margins, Driven by a Disciplined Focus on High Quality Revenue

Anghami remains the premier MENA-based music streaming platform for listeners who want to enjoy a vast catalog of both Arabic and International music.

Anghami has achieved significant top line improvements:

●	Premium subscribers reached 1.87 million by March 31, 2024, an 18% increase compared to March 31, 2023
●	Total revenues grew by 8%, mainly driven by 27% growth in subscription revenue
●	Anghami optimized its user acquisition and focused on high-margin direct subscription channels (mobile app stores and web)

This was coupled with further improvement on the costs side including:

●	Optimization of cost of sales, through the renegotiation of several key content agreements
●	Continuous streamlining of the technology backend, leading to reduction in technology costs while improving performance and scalability
●	Continuous expansion of AI capabilities to enhance user recommendation engine

As a result, Operating loss improved from $5.4 million to $2.7 million, reflecting progress towards profitability.

Key Strategic Milestones Set to Position Anghami as a Digital Media Streaming Powerhouse

●	On April 1, 2024, Anghami successfully completed the landmark OSN+ transaction, in which OSN Group contributed to Anghami a cash investment of $38 million, the OSN+ brand, the OSN+ video streaming business and associated paid subscribers and associated recurring revenue. This transaction will transform Anghami into a digital entertainment powerhouse that seamlessly integrates both music and video streaming services.
●	During March 2024, Anghami successfully managed and executed one of the most anticipated concerts with Arab Megastar Amr Diab in Abu Dhabi, UAE, generating substantial regional excitement and media buzz. The concert coincided with the release of an Anghami-exclusive album by Amr Diab, swiftly claiming the title of the year's biggest album release and dominating the music charts.
●	Reiterating the achievements of 2023, Anghami accomplished several key strategic deals, including an investment from Saudi media leader SRMG, an expanded partnership with Rotana Music, and an expansion of the exclusivity agreement with Amr Diab (including four concerts in major cities across the MENA region).

Elie Habib, Co-founder, and Chief Executive Officer at Anghami, noted "2023 was a transformative year for Anghami. We repositioned our business to boost margins and profitability and expanded our services in the region. We anticipate significant potential revenue growth following the OSN+ transaction".

Challenges and Headwinds Faced in 2023 Have Delayed Key Opportunities to 2024

Anghami’s 2023 financial performance was directly affected by the devaluation of the Egyptian currency. This was partially offset by the strong growth in premium subscribers in Egypt, a key market in the MENA region.

In addition, the conflict in Gaza significantly disrupted advertising activities and live events in Q4 2023, resulting in the postponement of several key projects and events until 2024.

Despite these challenges, Anghami’s core subscription business continues to deliver growth in number of subscribers, supported by the rapidly growing advertising and production segments that have delivered impressive results overcoming multiple challenges and headwinds in 2023. In addition, the substantial improvement in gross margins and the enhanced quality of revenues, position Anghami for a strong performance in 2024, as evidenced by Q1 2024 results.

Anghami’s annual report on Form 20-F (the “Form 20-F”) for the year ended December 31, 2023 was filed today with the U.S. Securities and Exchange Commission. The Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at https://www.anghami.com/investors .

About Anghami Inc. (NASDAQ: ANGH):

Anghami is the leading multi-media technology streaming platform in the Middle East and North Africa ("MENA") region, offering a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services and more. Since its launch in 2012, Anghami has led the way as the first music streaming platform to digitize MENA’s music catalog, reshaping the region's entertainment landscape. In a strategic move in April 2024, Anghami joined forces with OSN+, a leading video streaming platform, forming a digital entertainment powerhouse. This pivotal transaction strengthened Anghami's position as a go-to destination, boasting an extensive library of over 18,000 hours of premium video, including exclusive HBO content, alongside 100+ million Arabic and International songs and podcasts. With a user base exceeding 120 million registered users and 2.5 million paid subscribers, Anghami has partnered with 47 telcos across MENA, facilitating customer acquisition and subscription payment, in addition to establishing relationships with major film studios, entertainment giants, and music labels, both regional and international. Headquartered in Abu Dhabi, UAE, Anghami operates in 16 countries across MENA, with offices in Beirut, Dubai, Cairo, and Riyadh.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “transform” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Preliminary Unaudited Results for Q1 2024

The selected preliminary unaudited results and key performance indicators included herein are based on the Company’s preliminary estimated results for Q1 2024 ended March 31, 2024 and are subject to revision based upon the completion of the Company’s Half Year 2024 financial closing processes and other developments that may arise prior to the time its financial results are finalized. The information is derived from preliminary reports which are subject to change in connection with the completion of the Company’s normal closing procedures and such changes could be material. However, management believes these preliminary unaudited results and key performance indicators are reasonable. The Company’s preliminary unaudited results and key performance indicators are forward-looking statements based solely on information available to the Company as of the date of this presentation and the Company’s actual results may differ materially from these estimates. You should not place undue reliance on these estimates.